Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Commission File Number: 001-36039

Date: September 11, 2017

Email from James Murphy, VP, Programmatic of RhythmOne plc to RhythmOne’s DSP partners:

Hi ,

I wanted to reach out with some exciting updates. As you may have read, RhythmOne announced this week that it has entered into a definitive agreement to acquire YuMe Inc., a proven partner for video advertising leadership and innovation. We believe that this deal, once closed, would result in some compelling benefits for our DSP partners:

•	YuMe’s “Audience-Aware SDK” is integrated with over 1,500 mobile and web properties, providing access to unique, cross-device video supply - and significant connected TV inventory
•	Through their SDK, YuMe gathers over 200B unique audience data points per year, which could be passed along through the OpenRTB bid stream to RhythmOne’s DSP partners
•

YuMe has a tenured, global sales team with deep relationships with agencies and brands, which we expect would help to drive premium demand via third-party programmatic partners with whom RhythmOne is integrated

There is much work left to do before we expect to close the transaction, but we wanted to give you a sneak peek into how we anticipate this combination would add material commercial value and enrich our demand side partnerships.

I welcome the opportunity to discuss further, and look forward to connecting!

Best,

James

RhythmOne

James Murphy

VP, Programmatic

Additional Information and Where to Find It

The Exchange Offer for the outstanding shares of YuMe stock described in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related Exchange Offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1-650-503-7192. Such documents are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

The information and attachments in this email may contain privileged, proprietary and confidential information for its intended recipients. If you have received this email in error, please notify the sender and delete the email. The contents of this message are subject to written reconfirmation from an authorized representative.